# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Pegasus Acquisition Corp., CIK 0002028735
CUSIP: G8192J102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2445 Augustine Dr.,, STE 150,, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 07/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002028754

## Reporting persons
- SilverLode Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,833,333; shared voting power 0; sole dispositive power 3,833,333; shared dispositive power 0; aggregate amount beneficially owned 3,833,333 (25% of the class)
  Comment: (1) Consists of 3,833,333 Class B ordinary shares, $0.001 par value per share (the "Class B Shares") held by SilverLode Capital LLC, a Delaware limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination. Cesar Johnston is the managing member of SilverLode Capital LLC and has voting and investment power over the Class B shares held by SilverLode Capital LLC.
  (2) Based on 15,363,333 ordinary shares of the issuer deemed to be outstanding, including (i) 11,500,000 Class A Shares issued in the public offering, (ii) 30,000 Class A Shares issued to Roth Capital Partners, LLC as consideration for exercising the over-allotment option in full, and (iii) 3,833,333 Class B Shares, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2025. The Class B shares will automatically convert into Class A ordinary shares upon consummation of the issuer's initial business combination.
- Cesar Johnston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,833,333; shared voting power 0; sole dispositive power 3,833,333; shared dispositive power 0; aggregate amount beneficially owned 3,833,333 (25% of the class)
  Comment: (1) Consists of 3,833,333 Class B ordinary shares, $0.001 par value per share (the "Class B Shares") held by SilverLode Capital LLC, a Delaware limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination. Cesar Johnston is the managing member of SilverLode Capital LLC and has voting and investment power over the Class B shares held by SilverLode Capital LLC.
  (2) Based on 15,363,333 ordinary shares of the issuer deemed to be outstanding, including (i) 11,500,000 Class A Shares issued in the public offering, (ii) 30,000 Class A Shares issued to Roth Capital Partners, LLC as consideration for exercising the over-allotment option in full, and (iii) 3,833,333 Class B Shares, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2025. The Class B shares will automatically convert into Class A ordinary shares upon consummation of the issuer's initial business combination.

## Item 1. Issuer
Name of issuer: Silver Pegasus Acquisition Corp.
Address of issuer's principal executive offices: 2445 Augustine Dr., STE 150, Santa Clara, CA 95054

## Item 2. Person Filing
Name of person filing:
SilverLode Capital LLC
Cesar Johnston
Address of principal business office or, if none, residence:
c/o Silver Pegasus Acquisition Corp.
2445 Augustine Dr., STE 150, Santa Clara, CA 95054
Citizenship:
SilverLode Capital LLC - Delaware
Cesar Johnston-United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SilverLode Capital LLC- 3,833,333
Cesar Johnston- 3,833,333

Consists of 3,833,333 Class B ordinary shares, $0.001 par value per share (the "Class B Shares") held by SilverLode Capital LLC, a Delaware limited liability, and the sponsor of the issuer. The Class B shares will automatically convert into Class A ordinary shares of the issuer, $0.0001 par value per share (The "Class A Shares") upon consummation of the issuer's initial business combination.

Cesar Johnston is the managing member of SilverLode Capital LLC and has voting and investment power over the Class B shares held by SilverLode Capital LLC.
Percent of class:
SilverLode Capital LLC - 25%
Cesar Johnston - 25%

The foregoing percentages are based on 15,363,333 Class A ordinary shares outstanding as reported on the Issuer's final prospectus dated July 14, 2025.
Sole power to vote or to direct the vote:
SilverLode Capital LLC- 3,833,333
Cesar Johnston- 3,833,333
Shared power to vote or to direct the vote:
SilverLode Capital LLC- 0
Cesar Johnston- 0
Sole power to dispose or to direct the disposition:
SilverLode Capital LLC- 3,833,333
Cesar Johnston- 3,833,333
Shared power to dispose or to direct the disposition:
SilverLode Capital LLC- 0
Cesar Johnston- 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- SilverLode Capital LLC: /s/ Cesar Johnston, Cesar Johnston/Manager (07/18/2025)
- Cesar Johnston: /s/ Cesar Johnston, Cesar Johnston (07/18/2025)